PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2014

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the condensed consolidated financial statements of the Company as at and for the three months ended March 31, 2014. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2013, is available on the Company’s website at www.primeromining.com or on SEDAR at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of May 7, 2014.

FIRST QUARTER HIGHLIGHTS

     Key corporate events

  Acquired Brigus Gold Corp (“Brigus”) on March 5, 2014 by purchasing all of the outstanding common shares of Brigus pursuant to a plan of arrangement. The purchased assets include the Black Fox mine site and adjacent properties, Grey Fox and Pike River, located in Township of Black River–Matheson, Ontario, Canada, and the Black Fox Mill located on the Stock Mill property. On March 28, 2014, Brigus changed its name to Primero Gold Canada Inc.

  Closed a secondary offering of Primero shares held by Goldcorp Inc. ("Goldcorp"). A total of 31,151,200 Primero common shares were sold at an offering price of Cdn$7.20 per share, with all proceeds being received by Goldcorp.

  Sold 1,000,000 flow-through shares for proceeds of Cdn$9 million which are to be used for exploration at the Grey Fox, Pike River and Stock Mill properties.

     Key consolidated financial information5

  Generated net loss of $9.1 million and loss per share of $0.07 in Q1 2014 in comparison to net earnings of $17.3 million and earnings per share of $0.18 for Q1 2013. Results for Q1 2014 were impacted by transaction costs of the Brigus acquisition as well as a loss from mining operations during the period at the Black Fox mine.

  Reported adjusted net loss4 of $2.9 million ($0.02 per share) for Q1 2014, compared to adjusted net income of $9.4 million ($0.10 per share) for Q1 2013.

  Generated operating cash flows before working capital changes of $6.5 million during Q1 2014 compared to $19.3 million during Q1 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2014

     Key consolidated performance measures5

  Produced 39,758 gold equivalent ounces¹ in Q1 2014, compared to 27,656 in Q1 2013. Gold and silver production increased to 32,278 ounces and 1.5 million ounces, respectively, in Q1 2014 from 24,190 ounces and 1.4 million ounces, respectively, in Q1 2013.

  Reached the 3.5 million ounce threshold under the silver purchase agreement with Silver Wheaton six weeks earlier than 2013 and sold 192,500 ounces of silver at spot prices during Q1 2014 compared to nil in the Q1 2013.

  Incurred total cash costs per gold equivalent ounce² of $686 for Q1 2014, compared to $719 for Q1 2013. On a by-product basis, total cash costs per gold ounce were $543 for Q1 2014, compared to $589 for Q1 2013.

  Incurred all-in sustaining costs per ounce³ of $1,381 for Q1 2014, compared to $1,236 in Q1 in 2013.

1

“Gold equivalent ounces” includes silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for Q1 2014 was based on realized prices of $1,300 per ounce of gold and $6.44 per ounce of silver.

2

Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

3

All-in sustaining cost per ounce is a non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to “Non-GAAP measure – All-in sustaining costs per gold ounce” below for a reconciliation of all-in sustaining costs per gold ounce.

4

Adjusted net income and adjusted net income per share are non-GAAP measures. Adjusted net income is net income adjusted for unusual items. These non-GAAP measures have no standardized meaning and they are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income” below for a reconciliation of adjusted net income to reported net income.

5	Includes the results of Brigus from March 5, 2014 (the acquisition date) to March 31, 2014. Since Brigus was not owned in Q1 2013, the periods are not directly comparable.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in both Mexico and Canada. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and as of March 5, 2014, the Black Fox mine located in Township of Black River–Matheson, Ontario, Canada. The Company owns two properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex.

In addition, the Company owns one development-stage project; the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico. Further, the Company has one exploration property, Ventanas, located in Durango State, Mexico.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”, “P.WT.A” and “P.WT.B” (former Brigus warrants), as well as convertible debentures “P.DB.U” (former Brigus debentures).

With the recent closing of the Brigus transaction, Primero is now a diversified, Americas-based mid-tier gold producer with a pipeline of growth projects. The Black Fox mine provides Primero entry into a historic and prospective gold belt and leverages the Company’s technical expertise in underground mining. With its two producing mines, Primero has a critical production scale of approximately 225,000- 245,000 gold equivalent ounces in 2014 at below industry average costs. It also has a peer leading growth profile as production is expected to potentially increase to approximately 400,000 gold equivalent ounces by the end of 2016 with the completion of the 2,500 tonnes per day (“TPD”) expansion project at San Dimas in Q1 2014, the optimization of the Black Fox mine and the addition of production from Cerro del Gallo, should the Company make a positive construction decision in mid-2014.

During the first quarter of 2014 the gold price increased 6.5% largely as a result of rising geopolitical risk in emerging markets. At the end of January, the U.S. Federal Reserve announced that the tapering of the quantitative easing would continue as planned, however this had a limited immediate impact on the gold price. The middle of February saw gold break-through $1,300 per ounce for the first time since November 2013 and gold ETF holdings surged as investors returned to the market encouraged by the recent uptrend. Gold reached a high of over $1,390 per ounce in mid-March as it resumed its safe-haven status as a result of the crisis in the Ukraine. Much of this gain was lost at the end of the quarter as the situation in Russia seemed to reach a “de facto” status and as the U.S. Federal Reserve indicated that interest rates will start rising approximately six months after it stops tapering bond purchases. The Company recognized an average price of $1,303 per ounce on spot gold sales in Q1 2014, compared with the average PM London Fix of $1,293.

The first quarter saw strong results at the Company’s flagship San Dimas mine. The mill expansion to 2,500 TPD was complete by March 31, 2014, as planned, with throughput in Q1 2014 averaging 2,422 TPD. The Company produced 35,662 gold equivalent ounces in Q1 2014, 29% higher than Q1 2013 on higher gold and silver grades and increased throughput. In addition, higher silver production since August 2013 enabled the Company to meet the 3.5 million ounce threshold under the Silver Purchase Agreement six weeks earlier than in 2013, resulting in 192,500 ounces of silver spot sales in Q1 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

During the first quarter, the company owned the Black Fox Mine for 26 days. This short time period saw the Black Fox mine produce 4,096 ounces of gold, of which 328 ounces were committed under a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”) (see “REVIEW OF CONSOLIDATED FINANCIAL INFORMATION – Gold purchase agreement” below). The first quarter production from the Black Fox mine was low due mainly to lower tonnage from the higher-grade underground mine as a result of a lack of available stopes. Management has established the capital expenditures plan for Black Fox in order to invest sufficiently in underground development and exploration, while still focusing on cost control, mine productivity and exploring the mine’s depth potential. With the increased investment planned by Primero, management is confident the mine can increase production levels within a six month period.

With respect to the Grey Fox and Pike River properties, management has developed and commenced an exploration program for 2014 which is to be funded with the Cdn$9 million proceeds from a flow-through share offering that closed on March 25, 2014.

The Company’s main objectives for the Cerro del Gallo project in 2014 are to complete the acquisition of the remaining surface land parcels, complete the pre-construction permitting process, and continue the engineering to a point where the Company is ready to purchase the main equipment and award the civil works construction contract in order to advance the project to a potential construction decision by mid-2014.

RECENT CORPORATE DEVELOPMENTS

Acquisition of Brigus

On March 5, 2014, the Company acquired Brigus by purchasing all of its outstanding common shares pursuant to a plan of arrangement (the "Arrangement"), thereby becoming the owner of the Black Fox Complex.

The primary benefits of the Arrangement to the Company include:

  Adding a high quality producing gold mine in a proven and mining friendly jurisdiction

  Diversifying production with additional production of 70,000 – 80,000 gold ounces in 2014

  Significantly increasing reserves and measured and indicated resources

  Leveraging Primero’s underground mining technical expertise; and

  Accretive production and cash flow.

Pursuant to the Arrangement, the Company acquired each outstanding Brigus common share for 0.175 of a Primero common share (the “Exchange Ratio”). In addition, Brigus shareholders received 0.1 of a common share in a newly incorporated company, Fortune Bay Corp. (“Fortune Bay”) for each Brigus common share as part of the Arrangement. Fortune Bay holds Brigus’ non-Ontario assets and was capitalized on March 5, 2014 with Cdn$10 million in cash by Primero. Upon completion of the Arrangement, Brigus shareholders held, in aggregate, a 90.1% interest in Fortune Bay and Primero, the remaining 9.9% interest. All outstanding options to purchase Brigus common shares were exchanged for options to purchase Primero common shares based upon the Exchange Ratio and each outstanding warrant to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

On March 14, 2014, the Company made a change of control offer for Brigus’ outstanding senior secured term notes ($20.9 million at March 31, 2014) in accordance with their senior secured facility agreement dated October 29, 2012. The offer stated that a change of control had occurred and offered to purchase the notes at 105% of the principal amount plus accrued and unpaid interest. The notes, plus accrued interest, were repaid on April 3, 2014.

On April 4, 2014, the Company also made a change of control offer for Brigus’ outstanding $50 million 6.5% convertible senior unsecured debentures in accordance with their trust indenture dated March 23, 2011. The offer, which is open for acceptance until May 12, 2014, stated that a change of control had occurred and offered to purchase the debentures at 100% of the principal amount plus accrued and unpaid interest on May 16, 2014.

Goldcorp sale of shares

On March 26, 2014, the Company closed a secondary offering of 31,151,200 Primero shares held by Goldcorp at a price of Cdn$7.20 per share. As a result of the offering, Goldcorp no longer owns any common shares of Primero. The Company did not receive any proceeds from the offering and all of the expenses of the offering will be paid by Goldcorp.

Flow-through financing

On March 25, 2014, the Company issued 1,000,000 flow-through common shares for total proceeds of Cdn$9.0 million. The purchase price represented a 13% premium over the market price of the Company’s shares on that date. The Company has renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and has transferred the deductibility to the purchasers of the flow-through shares. The Company has committed to spend the full Cdn$9.0 million on qualifying expenditures at the Grey Fox and surrounding properties (see “REVIEW OF PROJECTS - GREY FOX AND PIKE RIVER” below) by December 31, 2014.

OUTLOOK FOR 2014

The completion of the mill expansion project to 2,500 TPD at San Dimas and the acquisition of the Black Fox Complex result in Primero's total expected attributable production in 2014 of between 225,000 and 245,000 gold equivalent ounces at cash costs in the range of $650 to $700 per gold equivalent ounce.

Primero's 2014 production outlook is summarized in the following table:

	Black Fox	San Dimas	Total
Attributable gold equivalent production (gold equivalen tounces)	70,000-80,000	155,000-165,000	225,000-245,000
Gold production (ounces)	70,000-80,000	115,000-125,000	185,000-205,000
Silver production( million ounces)	-	6.25-6.50	6.25-6.50
Total cash costs (per gold equivalent ounce)	$850-$900	$575 -$600	$650-$700
All-in sustaining costs (per gold ounce)	$1,300-$1,400	$950-$1,050	$1,100-$1,200

Total cash costs per ounce and all-in sustaining costs per ounce for the 2014 outlook and for Q1 2014 for the Company as a whole and for the Black Fox mine are impacted by lower gold production as a result of the lack of investment in mine development and exploration by the previous owner of the Black Fox mine. The Company expects total cash costs per ounce and all-in sustaining costs per ounce for the Company as a whole and for the Black Fox mine to decrease as the Company increases the investment in mine development and exploration, which it expects will increase gold production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Material assumptions used to forecast total cash costs for 2014 include: an average gold price of $1,200 per ounce; an average silver price of $7.96 per ounce (calculated using the silver purchase agreement contract price of $4.16 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21 per ounce); and foreign exchange rates of 1.07 Canadian dollars and 13 Mexican pesos to the US dollar.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

SELECTED CONSOLIDATED QUARTERLY INFORMATION

	Three Months Ended March 31,
	2014¹	2013
Key Performance Data
Tonnes of ore milled	238,566	183,811
Produced
Gold equivalent (ounces)	39,758	27,656
Gold (ounces)	32,278	24,190
Silver (million ounces)	1.51	1.37
Sold:
Gold equivalent (ounces)	37,249	28,474
Gold (ounces)	30,583	24,736
Silver (million ounces)	1.34	1.48
Average realized prices
Gold ($/ounce)	$1,295	$1,626
Silver ($/ounce) ²	$6.44	$4.12
Average gold London PM fix	$1,293	$1,632
Total cash costs (per gold ounce)
Gold equivalent basis	$686	$719
By-product basis	$543	$589
All-in sustaining costs (per gold ounce)	$1,381	$1,236

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	48,269	46,321
Earnings from mine operations	8,265	15,706
Net (loss) income	(9,087)	17,325
Adjusted net (loss) income	(2,882)	9,415
Basic (loss) income per share	(0.07)	0.18
Diluted (loss) income per share	(0.07)	0.18
Adjusted net (loss) income per share	(0.02)	0.10
Operating cash flows before working capital changes	6,509	19,309
Assets
Mining interests	1,067,649	497,300
Total assets	1,257,431	692,015
Liabilities
Long-term liabilities	133,904	48,745
Total liabilities	303,157	101,675
Equity	954,274	590,340
Weighted average shares outstanding (basic)(000's)	128,112	97,252
Weighted average shares outstanding (diluted)(000's)	129,342	98,034

1	Includes the results for the period for which the Brigus assets, acquired on March 5, 2014, were owned by Primero (March 5, 2014 to March 31, 2014).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

2

Due to a silver purchase agreement originally entered into in 2004, Primero sells the majority of silver produced at the San Dimas mine at a fixed price (see “REVIEW OF CONSOLIDATED FINANCIAL INFORMATION -Silver purchase agreement” below).

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION

Three months ended March 31, 2014 compared to three months ended March 31, 2013

The information in this section relates to the Company’s consolidated financial results. More detailed operating and financial information on the Company’s mines is included in “REVIEW OF OPERATIONS” below.

  Revenues increased by $1.9 million, or 4%, primarily due to the acquisition of Brigus on March 5, 2014 and the realization of $6.8 million of revenue from gold sales at the Black Fox mine. Revenues at San Dimas were $4.8 million lower in Q1 2014 than Q1 2013 as an increase in gold sales volumes and the realization of silver spot sales was offset by a 20% decrease in realized gold prices.

  Silver purchase agreement - In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that for each of the first four years after the acquisition date (until August 5, 2014), the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014 and for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices. During Q1 2014, the Company sold 192,500 ounces of silver at spot for an average price of $20.07. No silver spot sales were recorded in Q1 2013.

  Gold purchase agreement – On November 9, 2010, Brigus entered into an gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property (the “Black Fox Extension”) for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Black Fox Extension. The Company was required to assume the gold purchase agreement when it acquired Brigus. During the period from March 5, 2014 to March 31, 2014, the Company sold 315 ounces to Sandstorm.

  Operating expenses increased $5.2 million, or 23%, in Q1 2014 primarily due to the acquisition of Black Fox, which added $6.7 million in operating costs in the period. Operating expenses at San Dimas decreased by $1.5 million in Q1 2014 from Q1 2013 mainly due to expenses of the Company’s optimization project incurred in Q1 2013. Operating costs of production increased at San Dimas in Q1 2014 from Q1 2013 (as described below) however, the Company sold 90% of production in Q1 2014 versus 102% in Q1 2013, which reduced operating expenses of sales in Q1 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

  Depreciation and depletion increased $4.1 million, or 51%, in Q1 2014 from Q1 2013, with Black Fox accounting for $3.5 million of the increase. Depreciation and depletion expense at San Dimas in Q1 2014 was 8% higher than Q1 2013 due mainly to the change in depletion estimation methodology that the Company implemented in Q4 2013 from that used previously, and also to the increase in gold sales volumes in Q1 2014.

  General and administrative expenses increased by $5.5 million, or 71%, primarily due to an increase of $2.6 million in share-based payments expense in Q1 2014 relating to the Company’s cash-settled PSU plan. The value of units in this plan is based on the Company’s share price, which increased 71% in Q1 2014, compared with an increase of 6% in Q1 2013. Additionally, the Company recognized $0.5 million in share-based payments expense in relation to the equity- settled PSU plan, (2013 - $nil). The additional increase in expense is primarily due to higher salaries, partly as a result of retaining certain Brigus corporate employees for a transition period after the acquisition and partly related to general Company growth.

  Other expenses increased by $6.9 million, due to legal and financial advisory transaction costs of $6.7 million incurred in relation to the acquisition of Brigus.

  The Company recorded a recovery of $4.6 million of income taxes in Q1 2014, compared with $11.5 million in Q1 2013. The recoveries in both years related to accounting for deferred income taxes; the higher recovery in Q1 2013 is due to the impact of foreign exchange on deferred income tax assets and liabilities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

REVIEW OF OPERATIONS

		San Dimas		Black Fox¹
		Q1 2014	Q1 2013	Q1 2014	Q1 2013

Revenue	$ 000s	41,498	46,321	6,771	-
Gold produced	(ounces)	28,182	24,190	4,096	-
Gold sold at spot price	(ounces)	25,260	24,736	5,008	-
Gold sold at fixed price	(ounces)	-	-	315	-
Average realized gold price	(per ounce)	1,300	1,626	1,272	-
Silver produced	(ounces)	1,510,849	1,367,674	-	-
Silver sold at spot price	(ounces)	192,500	-	-	-
Silver sold at fixed price	(ounces)	1,154,037	1,475,145	-	-
Total cash costs	(per ounce)	632	719	1,154	-
All-in sustaining costs	(per ounce)	893	914	1,480	-

1	Includes the results for the period for which the Black Fox mine was owned by Primero (March 5, 2014 to March 31, 2014).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

San Dimas mine

The following table discloses operating data for the San Dimas mine for first quarter 2014 and the four preceding quarters.

		Three months ended
	31-Mar-14	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13
Key Performance Data
Tonnes of ore mined	218,032	205,345	198,222	207,263	181,408
Tonnes of ore milled	198,570	181,626	199,812	201,680	183,811
Average mill head grade (grams/tonne)
Gold	4.76	5.17	5.08	4.25	4.20
Silver	260	292	265	236	242
Average recovery rate (%)
Gold	93%	96%	97%	98%	98%
Silver	91%	94%	95%	96%	96%
Produced
Gold equivalent (ounces)	35,662	34,371	41,998	39,089	27,656
Gold (ounces)	28,182	29,097	31,791	26,904	24,190
Silver (million ounces)	1.51	1.60	1.62	1.46	1.37
Sold
Gold equivalent (ounces)	31,926	37,733	40,210	37,555	28,474
Gold (ounces)	25,260	32,157	30,261	25,692	24,736
Silver at fixed price (million ounces)	1.15	1.69	1.18	0.82	1.48
Silver at spot (million ounces)	0.19	-	0.40	0.60	-
Average realized price (per ounce)
Gold	$1,300	$1,265	$1,338	$1,398	$1,626
Silver	$6.44	$4.16	$8.42	$11.66	$4.12
Total cash operating costs ($000s)	$22,540	$22,676	$21,660	$21,530	$19,873
Total cash costs (per gold ounce)
Gold equivalent basis	$632	$660	$516	$551	$719
By-product basis	$455	$550	$252	$167	$589
All-in sustaining costs (per ounce) ¹	$893	$1,151	$751	$588	$914

1

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Prior period mine site results have been re-stated to reflect this.

The San Dimas mine produced 28,182 ounces of gold and 1.51 million ounces of silver in Q1 2014, 17% more and 10% more, respectively, than Q1 2013. The increase in gold production was due mainly to 8% higher throughput from 183,811 tonnes in Q1 2013 to 198,570 tonnes in Q1 2014, and a 13% and 7% increase, respectively, in gold and silver mill head grade. The throughput increase was due the mill expansion to 2,500 TPD (completed by March 31, 2014), with throughput in Q1 2014 averaging 2,422 TPD. The increase in grade was due to reduced mining dilution as well as the mining of high grade pillars. The reduction in recovery rates was due to the commissioning of new tanks during Q1 2014, which will allow for more leaching time at 2500 TPD, and which will be completed during Q2 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Total cash costs on a gold equivalent and by-product basis in Q1 2014 were $632 and $455 per ounce, respectively, compared with $719 and $589 per ounce, respectively, in Q1 2013. The decrease in cash costs per ounce was due to a 29% increase in gold equivalent ounces produced; this was offset by a $2.7 million (13%) increase in operating costs when comparing Q1 2014 to Q1 2013. Most of the increases in input costs related to labour and contractors. Labour costs increased by $0.9 million between Q1 2013 and Q1 2014 due to a $0.6 million increase in social security payments and a $0.3 million increase in bonuses and wage rates. Contractor costs increased by $1.0 million, due mainly to expanding the contracted security force in mid-2013 and higher haulage fees.

The Company incurred all-in sustaining costs for the San Dimas mine of $893 per gold ounce in Q1 2014, compared with $914 per gold ounce in Q1 2013. All-in sustaining costs increased to $25.2 million in Q1 2014 from $22.1 million in Q1 2013 due mainly to higher development costs to support the increased tonnage mined, $1.1 million of expenditures for the waste rock project and higher equipment purchases. This 14% increase in gross all-in sustaining costs was offset by a 17% increase in gold ounces produced, resulting in the 2% decrease in all-in sustaining costs per ounce in Q1 2014, compared with Q1 2013.

The Company reached the 3.5 million ounce threshold under the silver purchase agreement with Silver Wheaton six weeks earlier than 2013 and sold 192,500 ounces of silver during Q1 2014 compared to nil in Q1 2013. In 2013, the Company realized silver spot sales in its second and third quarters, hence total cash costs per ounce and all-in sustaining cash costs are lower in these quarters than the first and fourth quarters.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Black Fox mine

The following table shows key performance data for the Black Fox mine for each of the five quarters from Q1 2013 to Q1 2014, as well as the period of Primero’s ownership from March 5, 2014 to March 31, 2014.

	For the period	Three months ended
	March 5,2014 -	31-Mar-14	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13
	March 31,2014
Key Performance Data
Tonnes of ore mined	63,518	202,964	230,189	227,337	232,441	270,416
Tonnes of ore milled	39,996	149,803	206,914	207,559	154,667	183,819
Average mill head grade (gram s/tonne)
Gold	3.36	2.96	3.53	4.34	4.97	4.74
Average recovery rate (% )
Gold	95%	93%	93%	94%	94%	94%
Produced
Gold equivalent (ounces)	4,096	13,298	21,916	27,174	23,304	26,316
Gold (ounces)	4,096	13,298	21,916	27,174	23,304	26,316
Sold
Gold equivalent (ounces)	5,323	15,620	20,582	28,344	22,490	27,819
Gold at spot price (ounces)	5,008	14,176	18,992	25,963	20,745	25,630
Gold at fixed price (ounces)	315	1,444	1,590	2,381	1,745	2,189
Average realized price (per ounce)
Gold	$1,272	$1,242	$1,249	$1,301	$1,352	$1,576
Total cash operating costs ($000s)¹	$4,726	$18,732	$20,376	$16,714	$19,107	$17,272
Total cash cost s(per gold ounce)
Gold equivalent basis	$1,154	$1,409	$930	$615	$820	$656
All-in sustaining costs (per ounce)²	$1,480	$1,825	$1,336	$905	$1,154	$1,056

1

The Company reports total cash costs on a production basis, whereas the prior owner of Black Fox reported total cash costs on a sales basis, consequently the reported total cash costs, cash costs per gold ounce, and all-in sustaining costs per ounce for Black Fox for historical periods will differ from those reported by the prior owner.

2

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Prior period mine site results have been re-stated to reflect this.

During Q1 2014, the Company owned the Black Fox Mine for 26 days. This short time period saw the Black Fox mine produce 4,096 ounces of gold, of which 328 were committed under a gold streaming agreement to Sandstorm (see “REVIEW OF CONSOLIDATED FINANCIAL INFORMATION – Gold purchase agreement” above). Total gold production from the Black Fox mine in Q1 2014 was 49% lower than Q1 2013 due to 19% lower tonnes milled and 29% lower mill head grade. The lower tonnage and grade were mainly as a result of insufficient investment in underground development and exploration by the mine’s former owners after Q3 2013 and this lead to a lack of available stopes for mining. In Q1 2014 23% of the total tonnes milled were mined from the higher grade underground mine, 72% from the medium grade open pit mine, and the remaining 5% from the lower grade underground and open pit mine, compared with 37%, 63% and 0%, respectively, in Q1 2013. Since acquiring the Black Fox mine, the Company has reviewed the previous owner’s capital expenditures plan and increased the investment in underground development and exploration, which management believes will allow the mine to return to higher production levels within a six month period.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Operating costs increased 8% ($1.5 million) between Q1 2013 and Q1 2014 due mainly to an increase in open pit mining costs of $2.0 million due to the nature of the work in the open pit which resulted in more costs (related to the removal of overburden waste) being capitalized rather than expensed in Q1 2013. These increases were offset by a decrease in underground mining costs of $0.3 million.

Cash costs on a gold equivalent basis increased 115% from $656 in Q1 2013 to $1,409 in Q1 2014. This increase was primarily due to 49% lower gold production in Q1 2014 as compared to Q1 2013 as well as higher open-pit mining costs.

The Black Fox mine incurred all-in sustaining costs of $1,825 per gold ounce in Q1 2014, 73% higher than Q1 2013 for the reasons described above for the increase in cash costs, partly offset by lower sustaining capital expenditures in Q1 2014 than Q1 2013.

GREY FOX AND PIKE RIVER

The Grey Fox property is located four kilometers south-east of the Black Fox mine and the Pike River property lies between the Black Fox mine and the Grey Fox gold deposit. These properties, combined with the Black Fox mine and mill, comprise the Black Fox Complex, located in the Timmins Mining District in the Province of Ontario. The Grey Fox and Pike River properties were purchased by the Company on March 5, 2014 as part of the acquisition of Brigus. Apart from the Black Fox mine deposit mineralization, the majority of known gold mineralization defined to date at the Black Fox Complex occurs within the two zones (the Contact Zone and Zone 147) on the Grey Fox-Pike River properties. Previous drilling by Brigus on the Contact Zone and 147 Zone highlighted the potential for significant gold resources with the possibility of underground mining. At the Grey Fox property, Brigus’ 2013 drilling program was focused on infill drilling and expanding the resource on the 147 Zone, Contact and Grey Fox South Zones.

Mineral Resources

The Grey Fox property currently contains 507,000 ounces of indicated gold mineral resources and 229,000 ounces of inferred gold mineral resources.

Exploration program

The Grey Fox 2014 exploration program includes exploration, delineation and some condemnation drilling. The Company aims to increase the total defined mineral resources and convert inferred mineral resources to the measured and indicated categories at Grey Fox. Approximately 61,000 meters of surface exploration drilling is planned in 2014 at the Grey Fox property to further infill drill and expand the resource on the 147 Zone, Contact and Grey Fox South gold deposits. In addition, as part of a regional exploration program, the Company will conduct a 7,770 meter drill program to test geophysical targets to discover new gold zones and test historical surface gold showings on the Pike River property. Primero raised Cdn$9 million in March 2014 in a flow-through financing, in order to invest in an aggressive exploration program at the Grey Fox and surrounding properties; this financing is anticipated to fully cover the 2014 exploration project at Grey Fox and surrounding properties.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

REVIEW OF DEVELOPMENT AND EXPLORATION PROJECTS

CERRO DEL GALLO

The Cerro del Gallo project is located on the San Antón property in the state of Guanajuato in central Mexico, approximately 270 kilometers northwest of Mexico City. The San Antón property fully incorporates the San Antón de las Minas mining district, centered 23 kilometers east northeast of Guanajuato city and the historic Guanajuato Mining District where production from 1700 to 2004 is reported to be 1.14 billion ounces of silver and 6.5 million ounces of gold. The project was acquired by Primero in 2013.

Mineral Resources

Cerro del Gallo is an attractive long-life project with approximately 1.0 million ounces of gold equivalent proven and probable reserves and 1.6 million ounces of gold equivalent measured and indicated resources (exclusive of reserves). Assuming a positive construction decision, the project is expected to contribute 95,000 gold equivalent (silver and copper as by-products) ounces per year to the Company’s overall production.

Exploration and development program

The exploration activities at the San Antón property have consisted of drilling and several sampling programs and the majority of the exploration work has focused on the Cerro del Gallo deposit. Drilling activity by previous owners of the property ceased in 2008. Primero resumed the exploration program in 2013, when approximately $2 million was spent on geophysical compilation and diamond drilling. In 2013, 15,179 meters were drilled, including infill, condemnation and regional exploration drilling, as well as geotechnical drilling for metallurgical and geochemical tests. The infill drilling program was designed to convert inferred resources into indicated resources in the central part of the Cerro del Gallo mineralized zone. The condemnation drilling program was designed to sterilize areas for future infrastructure, including the waste dumps and leach pads.

The exploration program covering the Cerro del Gallo deposit and regional epithermal mineralized veins is continuing in 2014. Approximately $2.5 million is budgeted for exploration drilling and surface mapping and sampling. Further work on optimization of Cerro del Gallo also continues in 2014 with completion of land acquisition, process water drilling, permitting and engineering efforts in order to advance the project to a construction decision by mid-2014. The Company’s 2014 development budget for Cerro del Gallo is $10.4 million, $1.4 million of which was spent in Q1 2014.

VENTANAS

Primero has one exploration property in Mexico – Ventanas, located in Durango State, approximately 32 kilometers from the San Dimas mine. The Company re-initiated exploration of the Ventanas property in 2013 (after last having explored it in 2008) with systematic channel sampling and mapping. The 2014 budget for regional diamond drilling on the Ventanas property is $0.9 million for a total of approximately 4,100 meters.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial and operating data for the last eight quarters:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(In thousands of US$ except for per
share amounts and operating data)	2014		2013				2012
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Financial Data
Revenue	48,269	47,737	53,793	52,475	46,321	43,597	38,277	57,061
Net (loss) income	(9,087)	(35,895)	10,080	4,241	17,325	1,245	11,586	6,579
Basic (loss) income per share	(0.07)	(0.31)	0.09	0.04	0.18	0.01	0.12	0.07
Diluted (loss) income per share	(0.07)	(0.31)	0.09	0.04	0.18	0.01	0.12	0.07
Adjusted net (loss) income	(2,882)	1,570	10,959	17,039	9,415	4,528	2,634	15,369
Adjusted net (loss) income per share	(0.02)	0.01	0.09	0.16	0.10	0.05	0.03	0.17
Operating cash flow before working capital changes	6,509	14,038	20,926	16,932	19,309	17,775	16,172	35,813
Cash	86,372	110,711	125,709	130,390	141,246	139,244	133,130	125,733
Total assets	1,257,431	800,822	783,883	780,316	692,015	670,506	662,069	640,919
Long-term liabilities	133,904	94,039	49,392	49,678	48,745	47,253	60,676	53,745
Equity	954,274	661,090	696,159	684,749	590,340	571,738	567,683	525,848

Key Performance Data
Gold produced (ounces)	32,278	29,097	31,791	26,904	24,190	23,143	18,892	23,277
Gold equivalent ounces produced	39,758	34,371	41,998	39,089	27,656	26,310	25,582	33,598
Gold sold at spot (ounces)	30,268	32,157	30,261	25,692	24,736	22,404	17,100	24,876
Gold sold at fixed prices (ounces)	315	-	-	-	-	-	-	-
Average price realized per gold ounce	$1,295	$1,265	$1,338	$1,398	$1,626	$1,715	$1,646	$1,610
Cash cost per gold equivalent ounce	$686	$660	$516	$551	$719	$677	$699	$525
Cash cost per gold ounce, net of silver by-products	$543	$550	$252	$167	$589	$535	$363	$44
All-in sustaining costs
(per gold ounce)
Consolidated	$1,381	$1,415	$974	$659	$1,236	$1,644	$1,240	$637
San Dimas	$893	$1,151	$751	$588	$914	$1,166	$742	$379
Black Fox	$1,480	-	-	-	-	-	-	-
Other¹	$413	$264	$223	$71	$322	$478	$498	$258
Silver produced (million ounces)	1.51	1.60	1.62	1.46	1.37	1.32	1.14	1.36
Silver sold at fixed price (million ounce	1.15	1.69	1.18	0.82	1.48	1.25	0.80	0.92
Silver sold at spot (million ounces)	0.19	-	0.40	0.60	-	-	0.25	0.47

1

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Prior period mine site results have been re-stated to reflect this. Corporate general and administrative expenses per consolidated gold ounce produced are reflected in the ‘other’ category.

The Company owned the Black Fox mine for 26 days in 2014 contributing to higher production and sales in Q1 2014 as compared to any other quarter presented above. Gold production, and accordingly sales, were higher in Q1 2014 and each of the quarters in 2013 than the quarters in 2012 due to the Company’s optimization project at the San Dimas mine, which was started in Q3 2012 and finished in Q1 2013, and resulted in increases in tonnes milled. In addition, the Company successfully completed the project to increase the San Dimas mill capacity to 2,500 TPD in Q1 2014 resulting in an increase in production in Q1 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Revenue was similar in Q1 2014 to Q4 2013. Lower gold sales from the San Dimas mine were offset by sales from the Black Fox mine relating to the 26 days of ownership by Primero. While gold production at San Dimas was 3% lower in Q1 2014 than Q4 2013, gold sales were 90% of production in Q1 2014 compared with 111% in Q4 2013 due mainly to shutting the mill for maintenance during the last 10 days of Q4 2013 and selling all available production, contrary to a normal quarter where some production caries forward to be sold in the next month. Revenue was higher in each quarter of 2013 over the corresponding quarter in 2012, except for Q2. The growth in production and sales in 2013 over 2012 was partly offset by significant decreases in gold and silver prices in 2013, compared with 2012. Revenue in Q1 2014, Q3 2013, Q2 2013, Q3 2012 and Q2 2012 included $3.9 million, $8.4 million, $13.2 million, $6.8 million and $13.3 million, respectively, of silver sales at spot prices, after the Company reached the annual threshold for deliveries under the silver purchase agreement. These silver spot sales also reduced cash costs per ounce and particularly by-product cash costs per ounce, as well as all-in sustaining costs per ounce in each of the periods.

The net loss in Q1 2014 was primarily as a result of a loss from operations at the newly acquired Black Fox mine, $6.7 million of transaction costs related to the Brigus acquisition and the recognition of $7.5 million of share-based payment expense due to the 71% increase in the Company’s share price. As discussed above, due to the lack of investment in exploration and development by the previous owners in the second half of 2013, the Black Fox mine had a limited number of stopes available for mining during Q1 2014 and production from the underground mine was below expectations.

The net loss in Q4 2013 was mainly due to the introduction of a mining royalty in Mexico that resulted in the Company recording a $35.9 million deferred tax liability and expense (see “REVIEW OF CONSOLIDATED FINANCIAL INFORMATION” above). Quarterly net income fluctuates in part as a result of items which are adjusted out in the calculation of adjusted net income. The decrease in adjusted net income in Q1 2014 is mainly due to the loss from operations at the Black Fox mine as well as the significant share-based payment expense in the period. The decrease in adjusted net income in Q4 2013 compared with the other quarters in 2013 was due mainly to the realization of silver spot sales in Q2 and Q3 and significantly higher realized gold prices in Q1. The reduction in adjusted net income in Q4 and Q3 2012 compared with Q2 2012 was due mainly to lower sales volumes and higher share-based compensation expense, as a result of the increase in the price of the Company’s common shares.

The Company’s cash balance increased each quarter in 2012, fuelled by robust and generally rising metals prices. Cash balances decreased in Q1 2014 and each quarter of 2013 due mainly to the decline in metals prices, coupled with higher investments both in capital expenditures at San Dimas as well as the acquisition of Cerro del Gallo and expenditures to develop the project. In addition, $12.7 million of cash was used in Q1 2014 for Brigus transaction costs and severance payments as well as Cdn$10 million to capitalize Fortune Bay. In Q4 2013, Q1 2013 and Q4 2012 principal and interest cash payments were made against the promissory note of $7.1 million, $7.8 million and $7.8 million, respectively. Cash in Q1 2014 includes principal and interest payments of $2.0 million on the senior secured notes assumed with the acquisition of Brigus, as well as interest payments of $1.6 million on the convertible debentures assumed. Further, in Q1 2014 there were inflows of $7.7 million from the exercise of stock options and $8.0 million from the issuance of flow-through shares (see “RECENT CORPORATE DEVELOPMENTS” above).

The significant increases in total assets and equity in Q1 2014 were due mainly to the closing of the acquisition of Brigus for a purchase price of $301.6 million, funded primarily through the issuance of 41.3 million common shares.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

FINANCIAL CONDITION REVIEW

	As at March 31,	As at December 31,
($000's except ratios and share amounts)	2014	2013
Total cash and equivalents	86,372	110,711
Current assets	138,957	145,629
Non-current assets	1,118,474	655,193
Total assets	1,257,431	800,822

Current liabilities (excluding short-term debt)	64,835	40,693
Non-current liabilities (excluding long-term debt)	125,574	71,825
Debt	112,748	27,214
Total liabilities	303,157	139,732

Total shareholders' equity	954,274	661,090
Total equity	954,274	661,090

Total common shares outstanding (1)	159,562,924	115,726,035
Total options outstanding (2) (3)	9,985,084	7,963,990
Total warrants outstanding (4)	20,800,000	20,800,000

Key financial ratios
Current ratio	0.82	3.19
Total liabilities-to-equity	0.32	0.21
Debt-to-total capitalization	0.11	0.04

1	As at the date of this MD&A, the Company had 159,574,899 common shares outstanding.

2	Total options exercisable as at March 31, 2014 were 9,010,936.

3	As at the date of this MD&A, the Company had 9,973,109 options outstanding, of which 8,998,961 were exercisable

4

As at the date of this MD&A, the Company had 20,800,000 common share purchase warrants outstanding. In addition, upon completion of the acquisition of Brigus, each outstanding warrant to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share. 15,886,317 Brigus warrants were outstanding as at the date of this MD&A to purchase 2,780,106 million common shares of the Company. All warrants are exercisable.

STATEMENT OF FINANCIAL POSITION REVIEW

The Company’s total assets as at March 31, 2014 were $1,257.4 million, compared to $800.8 million as at December 31, 2013. The significant increase was due mainly to the acquisition of Brigus (see RECENT CORPORATE DEVELOPMENTS – Acquisition of Brigus above), which upon closing increased mining interests by $423.2 million, inventory by $15.6 million and restricted cash by $18.5 million.

The Company’s total liabilities as at March 31, 2014 were $303.2 million, compared to $139.7 million as at December 31, 2013. The Company assumed $88.2 million of debt, a $15.7 million decommissioning liability relating to the Black Fox Complex and accounts payable of $28.5 million upon the acquisition of Brigus. The Company was required to make change of control offers for Brigus’ Cdn$24 million senior secured notes and $50 million unsecured convertible debentures at 105% and 100%, respectively, of outstanding principal plus accrued interest. The note holders accepted the Company’s offer and on April 3, 2014 the Company paid Cdn$23.1 million to them (a scheduled principal and interest payment of Cdn$2.2 million was made on March 31, 2014). The Company’s offer to purchase the debentures remains open until May 12, 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Included within liabilities at March 31, 2014 is an amount of $12.7 million, of which $11.6 million is classified as current, in relation to the cash-settled phantom share units of the Company. An increase in the Company’s share price from Cdn$4.68 to Cdn$8.01 between December 31, 2013 and March 31, 2014 resulted in a charge to general and administrative expenses of $7.1 million, and a charge to operating expenses of $0.4 million in the period. These charges were partially offset by cash payouts in Q1 2014 of $2.6 million, resulting in a net increase of $4.5 million in the total liability.

SHAREHOLDERS’ EQUITY

An increase in shareholders’ equity from $661.1 million as at December 31, 2013 to $954.3 million as at March 31, 2014 is largely a result of issuing 41,340,347 common shares upon the acquisition of Brigus. The consideration for the acquisition was recorded as follows:

$000s
Common shares (recorded in Share capital )	279,049
Cash	15,030
Stock options (recorded in Share-based payment reserve)	6,983
Warrants (recorded in Warrants reserve )	545
Total	301,607

In addition, in Q1 2014, the Company issued 1,496,542 common shares upon exercise of stock options and 1,000,000 common shares further to a Cdn$9 million flow-through financing (see “Recent corporate developments” above).

A net loss for the quarter reduced retained earnings from $62.5 million as at December 31, 2013 to $53.4 million as at March 31, 2014.

FINANCIAL POSITION AND LIQUIDITY

Total cash and cash equivalents at March 31, 2014 were $86.4 million. The Company’s primary source of liquidity is operating cash flow which is significantly affected by prevailing metal prices. Management’s goal is to maintain a strong balance sheet and have sufficient liquidity to fund the Company’s ongoing operations and growth plans, regardless of the level of precious metals prices. The Company expects to generate average annual after-tax operating cash flows over the next five years in excess of $120 million, based on a gold price of $1,200 per ounce and assuming the San Dimas and Black Fox mines operate at 2,500 TPD and 2,300 TPD, respectively. Management has prioritized its planned capital expenditures and developed contingency plans in the event that the gold price drops significantly below current levels.

Debt

As discussed above under “RECENT CORPORATE DEVELOPMENTS – Acquisition of Brigus”, upon the acquisition of Brigus, Primero assumed $50 million of unsecured convertible debentures and Cdn$24 million of senior secured notes. The Company repaid the notes in cash at 105% of the then outstanding principal amount on April 3, 2014. The Company made a change of control offer to the debenture holders on April 4, 2014 to purchase their debentures for cash on May 16, 2014. The offer is open until May 12, 2014. The debentures bear interest at a rate of 6.5% per annum, payable semi-annually on March 31 and September 30, are convertible by the holders into common shares of the Company at any time at a conversion price of $14.00 per common share and mature on March 31, 2016. The debentures allow for forced conversion by the Company if the market price of the Company’s shares is at least 125% of the conversion price.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

As at March 31, 2014, the Company had a $27.2 million promissory note due to a subsidiary of Goldcorp Inc.

2014 Capital/Exploration expenditures

The Company’s 2014 expected capital expenditures total $80.0 million and are as follows:

in millions of USD	$
San Dimas Underground Development	14.7
San Dimas Sustaining Capital	11.8
San Dimas Projects	11.8
San Dimas Sub Total	38.3
Black Fox Underground Development	7.6
Black Fox Open Pit Capital Stripping	3.3
Black Fox Sustaining	10.7
Black Fox Projects	8.3
Grey Fox Development Studies	1.3
Black Fox Complex Sub Total	31.2

Cerro del Gallo Development	10.4
Total	80.0

The Company’s 2014 expected exploration expenditures total $34.1 million and are as follows:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

in millions of USD	Meters	$

San Dimas Diamond Drilling	60,000	5.4
San Dimas Drifting	2,500	5.9
San Dimas Regional Diamond Drilling	20,000	3.5
San Dimas Sub Total		14.8
Black Fox Diamond Drilling	55,700	7.7
Grey Fox & Regional Exploration	76,400	9.1
Black Fox Complex Sub Total		16.8

Cerro del Gallo Diamond Drilling	10,000	2.5
Total	224,600	34.1

Commitments and contingencies

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2014:

					December 31
		March 31, 2014			2013
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Trade and other payables and accrued liabilities	46,854	-	-	46,854	33,958
Share based payments	11,567	1,109	-	12,676	8,144
Promissory note and interest	27,755		-	27,755	30,262
Convertible debentures and interest	50,267	-	-	50,267	-
Senior secured notes and interest	20,896	-	-	20,896	-
Finance lease payments	6,885	8,590	-	15,475	-
Minimum rental and operating lease payments	4,990	3,148	-	8,138	4,799
Reclamation and closure cost obligations	-	12,624	46,321	58,945	31,347
Commitment to purchase plant and equipment	10,720	-	-	10,720	6,062
	179,934	25,471	46,321	251,726	114,572

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, and credit facilities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Other liquidity considerations

Cerro del Gallo

The Company has potential future financial commitments related to its acquisition of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include $8 million (the “First Contingent Payment”) after achieving commercial production on the Phase I heap leach operation; $5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018; $14 million (“the Second Contingent Payment”) on announcement of a decision by Primero to construct the CIL mill for Phase II (“the Third Contingent Payment”), and $5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018 (“the Fourth Contingent Payment”). If all the contingencies are satisfied, the Company would be required to pay $32 million.

Recent Mexican tax reforms

On December 11, 2013, the Mexican President approved an extensive tax reform bill that has far reaching implications to the mining sector and taxpayers generally. The tax reforms were effective starting on January 1, 2014. The reforms include a tax-deductible mining royalty of 7.5% on taxable earnings before the deduction of interest, taxes, depreciation and amortization, with precious metals mining companies paying an additional 0.5% on precious metals revenue. In addition, the long term corporate tax rate remains at 30% rather than reducing to 28% as originally planned and deductions for accelerated depreciation of exploration costs and certain other capital expenditures are no longer allowed. Mining companies may be able to undertake community development projects that would be allowed as credits against the royalty, however this will require extensive consultation with federal, state and municipal governments and native communities.

The impact of the tax reforms on the Company is significant and is estimated to be approximately $14 million in 2014 (with cash payments initially due in March 2015) assuming a $1,200 per ounce gold price. Everything else being equal, the impact reduces somewhat in later years due to higher deductions for depreciation and exploration costs resulting from the elimination of accelerated deductions for these items.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

Overall, the Company expects to be able to meet all of its commitments and fulfill its exploration and capital expenditure plans for 2014 from its cash balances, operating cash flows and credit facilities. The Company may from time-to-time opportunistically raise additional financing in order to build up cash reserves for general corporate purposes and for its future growth.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

$75 million line of credit and repayment of Goldcorp promissory note

The Company expects to close a $75 million line of credit (“LOC”) by mid-May 2014 that will enhance the Company’s financial flexibility. The LOC has a three year term, and bears interest at a floating rate based on a pricing grid tied to the Company’s leverage ratio and is secured by a first charge on substantially all of the Company’s assets. Coincident with closing the LOC, the Company plans to repay the remaining $27.2 million balance of the Goldcorp promissory note, plus accrued interest of $0.1 million. The promissory note is due to be fully repaid by December 31, 2015 and the Company considers it to be more restrictive borrowing than alternative sources of financing, such as the LOC.

ANALYSIS OF CASH FLOWS

	Three months ended
(In thousands of US dollars)	March 31,
	2014	2013
Cash Flow:	$	$
(Used in) provided by operating activities	(7,434)	17,708
Used in investing activities	(27,940)	(8,633)
Provided by (used in) financing activities	11,275	(6,911)
Effect of exchange rate changes on cash	(240)	(162)
(Decrease) increase in cash	(24,339)	2,002
Cash, beginning of period	110,711	139,244
Cash, end of period	86,372	141,246

In Q1 2014, Primero used $7.4 million of cash flows in operating activities, in comparison to generating $17.7 million of cash flows from operating activities in Q1 2013. Operating cash flow before working capital changes was $6.5 million in Q1 2014, down from $19.3 million in Q1 2014, due mainly to $3.3 million lower cash earnings from mine operations, $6.7 million of transaction costs related to the Brigus acquisition and $2.0 million higher PSU payouts. Changes in non-cash working capital were cash outflow of $13.9 million in Q1 2014 compared with an outflow of $1.6 million in Q1 2013 due mainly to a $3.9 million decrease for payables in Q1 2014 versus a $5.0 million increase for payables in Q1 2013.

Cash used in investing activities in Q1 2014 amounted to $27.9 million as compared to $8.6 million in Q1 2013. An outflow of $7.8 million was recognized in Q1 2014 as part of the consideration for the acquisition of Brigus (see RECENT CORPORATE DEVELOPMENTS – Acquisition of Brigus above). Capital expenditures in Q1 2014 totaled $20.3 million, up from $8.7 million spent in Q1 2013, with the Cerro del Gallo project and the Black Fox mine, which were not owned by the Company in Q1 2013, accounting for $4.9 million. Capital expenditures increased by $6.7 million at San Dimas in Q1 2014 from Q1 2013 due mainly to the timing project completions, such as the mill expansion, and infrastructure development.

Cash provided in financing activities in Q1 2014 of $11.3 million primarily reflects the Cdn$9.0 million received from the flow-through financing issued by the Company on March 25, 2014, as well as $7.7 million received upon the exercise of stock options, partially offset by debt and interest payments of $4.4 million. The outflow in Q1 2013 was primarily due to an excess free cash flow payment on the promissory note.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a byproduct basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended March 31,
	2014	2013
Operating expenses per the consolidated financial statements ($000's)	27,683	22,463
Share-based payment included in operating expenses($000's)	(565)	(289)
Inventory movements and adjustments ($000's)	148	(2,301)
Total cash operating costs ($000's)	27,266	19,873
Ounces of gold produced	32,278	24,190
Gold equivalent ounces of silver produced	7,480	3,466
Gold equivalent ounces produced	39,758	27,656
Total cash costs per gold equivalent ounce	$686	$719

Total cash operating costs ($000's)	27,266	19,873
By-product silver credits ($000's)	(9,730)	(5,635)
Cash costs, net of by-product credits ($000's)	17,536	14,238
Ounces of gold produced	32,278	24,190
Total by-product cash costs per gold ounce produced	$543	$589

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Gold equivalent ounces of silver produced are computed as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. The computations are shown below.

	Three months ended
	March 31,
	2014	2013
Silver ounces produced (millions) (A)	1.51	1.37
Average realized silver price (B)	$6.44	$4.12
Average realized gold price (C)	$1,300	$1,626
Gold equivalent ounces of silver (A)x (B)/(C)	7,480	3,466

The Company produces one by-product metal, being silver at San Dimas. By-product silver credits are computed as silver ounces produced multiplied by the average realized silver price during a quarter. Cash costs without adjusting for by-product credits would be computed on a co-product basis, whereby total cash operating costs would be allocated separately to production of gold and silver. The basis for the allocation of costs is typically relative realized sales prices, which results in co-product cash costs being exactly the same as cash costs on a gold equivalent ounce basis. Hence cash costs without adjusting for by-product credits are equal to cash costs per gold equivalent ounce.

The Company sells the majority of its silver production at a fixed price of approximately $4 per ounce pursuant to a silver purchase agreement that the Company assumed when it acquired the San Dimas mine in 2010. The fixed price approximated the cost of producing silver at the time the silver purchase agreement was entered into by the previous mine owner. The fixed price is reflected in the calculation of by-product silver credits.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

Non – GAAP measure – All-in sustaining costs per gold ounce

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure and has no standardized meaning throughout the industry. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though, this measure is not representative of all of the Company’s cash expenditures management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

The following table provides a reconciliation of all-in sustaining costs per gold ounce to consolidated financial statements for the three months ended March 31, 2014 and 2013:

	Three months ended
	March 31,
	2014	2013

Cash costs, net of by-product credits ($000's)	17,536	14,238
Corporate general and administrative expenses
Share-based payments ($000's)	7,473	4,676
Other general and administrative expenses ( $000's)	5,862	3,120
Reclamation cost accretion ($000's)	336	160
Sustaining capital expenditures ($000's)	13,361	7,715
All-in sustaining costs ($000's)	44,568	29,909

Ounces of gold produced	32,278	24,190

All-in sustaining costs per gold ounce	$1,381	$1,236

Adjustments

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures, which are disclosed in the consolidated statements of cash flows:

	Three months ended
	March 31,
	2014	2013
Capital expenditures per consolidated statements of cash flows	20,285	8,744
Less: San Dimas and Black Fox non-sustaining capital expenditures	(2,858)	(938)
Less: capital expenditures attributable to
Cerro del Gallo, Grey Fox and Corporate	(4,066)	(91)
Sustaining capital expenditures attributable to San Dimas and Black Fox	13,361	7,715

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. The Company has prepared discounted cash flow models of the estimated costs to remediate its operating mine sites at the end of the estimated mine life. Reclamation cost accretion for San Dimas was calculated based on a discount rate of 7.75% and estimated remediation costs of $31.3 million, which are generally expected to be incurred in 2035 and 2036. Reclamation cost accretion for Black Fox was calculated based on a discount rate of 2% and estimated remediation costs of $30.0 million, which are generally expected to be incurred in 2018 and 2023. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income.

Non – GAAP measure – Adjusted net income

The Company has included the non-GAAP performance measures of adjusted net income and adjusted net income per share, throughout this document. Items are adjusted where considered to be unusual or non-recurring based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended
(In thousands of US dollars except per share amounts)	March 31,
	2014	2013

Net (loss) income	(9,087)	17,325
Impact of foreign exchange on deferred income
tax assets and liabilities	(517)	(8,224)
Third party transaction costs	6,722	314
Adjusted net income	(2,882)	9,415

Adjusted net income per share	(0.02)	0.10

Weighted average number of common shares outstanding (basic)	128,112,079	97,251,956

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended
(In thousands of US dollars except per share amounts)	March 31,
	2014	2013
Cash provided by operating activities	(7,434)	17,708
Change in non-cash operating working capital	13,943	1,601
Operating cash flows before working capital changes	6,509	19,309

Operating cash flows per share before working capital changes	0.05	0.20

Weighted average number of common shares outstanding (basic)	128,112,079	97,251,956

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

ADOPTION OF NEW ACCOUNTING POLICIES

The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2014 are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2013, except for the application of the following new interpretation and amendment to existing IFRSs, which was effective January 1, 2014:

IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's unaudited condensed interim consolidated financial statements.

The following accounting policy was adopted upon the acquisition of Brigus which resulted in the Company owning open pit operations for the first time.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body. Pre-production stripping costs are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when the related stripping activity: (i) provides access to ore to be mined in the future; (ii) increases the fair value of the mine as access to future mineral reserves becomes less costly; (iii) increases the productive capacity; or (iv) extends the productive life of the mine. Production phase stripping costs that generate a future economic benefit are capitalized as mine development costs. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the reserves and resources (where relevant as part of the depletion policy) that directly benefit from the specific stripping activity.

The following accounting policy was adopted upon the issuance of flow-through shares during the three months ended March 31, 2014.

Flow-through Shares

The Company may, from time to time, issue flow-through shares to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers by an agreed upon date. The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability. This liability is extinguished and recognized in the statement of operations and comprehensive income (loss) when the renunciation of the tax benefit by the Company, is recorded.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

Primero will be required to adopt IFRS 9, “Financial Instruments” on January 1, 2018. IFRS 9 is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact that IFRS 9 will have on its financial statements.

CRITICAL ACCOUNTING POLICY – DEPLETION OF MINING PROPERTIES

Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis. During the quarter ended March 31, 2014, the Company had two operating mines, San Dimas and the recently-acquired Black Fox mine. Where applicable, the Company segregates each of its mines’ mineralization into reserves (including proven and probable), resources (including measured, indicated and inferred) and exploration potential.

The definitions applied by the Company in respect of the various categories of mineralization are as follows:

a)

Mineral Reserve - the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

b)

Measured mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

c)

Indicated mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

d)

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

e)

Exploration potential – mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by NI 43-101.

The Company’s depletion estimation methodology divides the total of a capitalized mining property into a depletable component and a non-depletable component. The value assigned to the depletable component is equal to the value assigned to reserves and inferred resources and the value assigned to the non-depletable component is the value assigned to the exploration potential. The allocation of values to the reserves, inferred resources and exploration potential is based on the discounted cash flow analysis of the Company’s life-of-mine plans. The depletable component of the capitalized total mining property is depleted over 100% of reserves and a portion of resources included in the Company’s life-of-mine plan. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Each year, coincident with the updated reserve and resource statement and preparation of the updated life-of-mine plan, the Company expects that (where applicable) a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component.

When considering the percentage of inferred resources to include in the depletion base of the depletable component, management considered what portion of the Company’s inferred resources are expected to be classified as measured and indicated resources, and if economically recoverable, are expected to be included in proved and probable reserves. In completing its assessment as to which resources to include so as to best reflect the useful life of the mine, management considered resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources needed to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes into account management’s view of the gold price and exchange rates.

In addition, in order to determine which proportion of resources should be included in the depletion base, management considered the existence, commercial viability and potential economic recovery of such resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine, that are contiguous to the area under consideration. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain of the inferred resources, are included in the calculation of depletion.

Total depletion expense for the Company in respect of the three months ended March 31, 2014 was $12.3 million (2013 - $8.2 million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, exploration potential, and related future development costs, the depletion expense would have been $5.6 million (2013 - $8.2 million).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Due to the fact that the economic assumptions used to estimate the proved and probable reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the resources and proved and probable reserves may change from year to year. Changes in the proved and probable reserves and inferred resources used in the life-of -mine plan may affect the depletion calculation and such changes are recognized prospectively.

San Dimas

The value assigned to the depletable and non-depletable pools of San Dimas were $419.7 million and $57.8 million respectively for the first quarter 2014. The depletable component is depleted over 100% of reserves and 75% of resources for the three-months ended March 31, 2014. The non-depletable component is not depleted.

Inferred resources are established based on more limited information than measured or indicated resources and reserves. The Company has risk-weighted the inferred resources included in the San Dimas depletion calculation considering the following factors:

i.	Both historic and recent rates of conversion of inferred resources to reserves at the San Dimas mine;

ii.

The nature of the ore deposit and the physical characteristics of the mine site. Exploration from the surface at San Dimas is challenging due to topographical challenges and accordingly the definition drilling required to establish resources is delayed due to the time required to develop access to underground drilling stations. This delay has historically limited the quantity of reserves that can be identified for future mining at San Dimas at any point in time. Accordingly, the San Dimas mine has historically had a short reserve life, however, management is confident that inferred resources and exploration potential will convert to reserves as development progresses;

iii.

Management is required under IFRS to assess the useful life of the San Dimas mine and management believes that inclusion of a portion of inferred resources provides a more accurate estimate as the useful life of the San Dimas mine for calculation of depletion expense. Estimating the useful life of the San Dimas mine without inclusion of a portion of inferred resources would, in management’s opinion, result in an inappropriately short estimate of the life of the San Dimas mine;

iv.

The change in reserve and resource estimation methodology as at December 31, 2011 from a polygonal approach to a geostatistical approach, which resulted in a transfer of estimated mineral reserves to inferred resources and the reclassification of a substantial portion of inferred resources to exploration potential. Given the high proportion of inferred resources previously classified as proven and probable reserves under the polygonal method, management has a high level of confidence that these inferred resources will be converted into production.

The Company has determined to include 100% of probable reserves and 75% of inferred resources in the depletion calculation for the three months ended March 31, 2014. The Company believes that inclusion of both probable reserves and 75% of inferred resources and, where applicable, exploration potential, in the depletion calculation is supported by the long mining history at the San Dimas mine with an average historical conversion rate of approximately 90% of inferred resources into reserves.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Future capital expenditures necessary to access these inferred resources have been taken into account when determining the pattern of depletion charge for the San Dimas operations. These costs are included in the life-of-mine plan and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work. For the three months ended March 31, 2014, $77.0 million of future development costs were included in the calculation of depletion expense for San Dimas.

For the three months ended March 31, 2014, the depletable pool was depleted on a units-of-production basis based on inclusion of 100% of reserves and 75% of inferred resources, which represented 0.8 million ounces of reserves and 0.7 million ounces of inferred resources.

Black Fox

The entire Black Fox mining property is currently in the depletable pool, which is depleted over 100% of reserves and 0% of inferred resources for the three months ended March 31, 2014.

When considering the percentage of inferred resources to include in the depletion base of the depletable component, management considered the existence, commercial viability and potential economic recovery of the Black Fox resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine, that are contiguous to the area under consideration. Given the relative lack of history of the mine and inability to demonstrate the economic recovery of such resources with a high level of confidence, it was determined that none of the resources should be included in the calculation of depletion for the Black Fox mine. As at December 31, 2013, the Black Fox mine only had 44,172 ounces of gold inferred resources, compared with 660,800 ounces of gold reserves, so the impact of excluding a portion of inferred resources in the depletion base is not significant.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Determination of useful lives of property, plant and equipment

Assets other than mining interests are depreciated using the straight-line method. Should the actual useful life of the property, plant or equipment vary future depreciation charges may change.

Deferred stripping

The Company defers stripping costs incurred during the production stage of its open pit operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of work-in-process inventories at the lower of cost and estimated net realizable value. These costs are charged to income and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s income and working capital.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

Mining properties are depleted using a units-of-production basis over a mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. If a mine has significant parts with differing useful lives, depletion is calculated based on the useful life of each part. For certain mines, including the San Dimas and Black Fox mines, the Company may segregate the recognized value of the mine between its “depletable” and “non-depletable” parts. The value assigned to the depletable component is that which is recognized in respect of the mine’s reserves and resources, while the value assigned to the non-depletable component is that which relates to exploration potential. If estimates of the value of the “depletable” and “non-depletable” parts of a mining property prove to be inaccurate, this could increase the amount of future depletion expense which would reduce the Company’s net income and net assets.

The Company depletes its operating mines based on estimates of the production to be derived over the life of the mine that are attributable to proven and probable reserves and inferred resources. The Company has estimated that 100% of proven and probable reserves and 75% of inferred resources will be recovered from the San Dimas mine and that 100% of proven and probable reserves and 0% of inferred resources will be recovered from the Black Fox mine. If these estimates of reserves and resources expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves and resources expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s income and net assets.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

The Company reviews and evaluates its mining interests for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

The Company bases its impairment calculation on detailed budgets and forecasts which are prepared separately for each of the Company’s Cash Generating Units (“CGU”) to which the individual assets are allocated. The Company currently has three CGUs, the San Dimas mine, the Black Fox Complex and, the Cerro del Gallo project. These budgets and forecasts generally cover the life of the mine. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, an impairment is recognized immediately as an expense and the carrying amount is reduced to its recoverable amount. Impairment is assessed at the CGU level.

Plant and equipment are depreciated over their estimated useful lives. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or increase the amount of future depreciation expense, both of which would reduce the Company’s income and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Taxation

The Company recognizes the future tax benefit related to deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred tax assets and liabilities recorded at March 31, 2014.

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The significant estimations and assumptions included in the calculation of the fair value of the award are expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Tax ruling in Mexico

The Company has taken the position that if the Mexican tax laws relative to the APA ruling do not change and the Company does not change the structure of the silver purchase agreement, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver will continue for the life of the San Dimas mine. Should this judgment change, there would be a material change in both the income and deferred tax position recognized by the Company.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Liability to sell silver to Silver Wheaton Caymans and gold to Sandstorm Gold Ltd

The Company has accounted for and presented the liability to sell silver to Silver Wheaton Caymans and gold to Sandstorm Gold Ltd net within the mining interests rather than as a separate liability in the Company’s statement of financial position.

Componentization of property, plant and equipment

Assets are componentized for the purposes of depreciation. Should the componentization of assets change, depreciation charges may vary materially in the future.

Asset acquisitions

The Company has determined that the acquisition of Cerro was an asset acquisition rather than a business combination. This is considered a significant judgment that could have a material impact on the assets and liabilities recognized as well as any future depletion expense.

Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on the consolidated results of the Company.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three months ended March 31, 2014. At March 31, 2014, the Company expects its capital resources (including its access to new sources of capital) and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At March 31, 2014, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. In 2014, there have been no changes to the Company’s exposure to risks and uncertainties, including risks relating to the Company’s foreign operations, government regulation, and environmental regulation, as described in the 2013 year-end MD&A, or the Company’s Annual Information Form for the year ended December 31, 2013, both of which are available on the Company’s website at www.primeromining.com or on SEDAR at www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Disclosure controls and procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no material change in internal controls of the Company during the three months ended March 31, 2014 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Limitation on scope of design

In accordance with NI 52-109, a company may limit its design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of a business that it acquired not more than 365 days before the end of the relevant financial period (i.e. not more than 365 days before March 31, 2014). The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures at the Black Fox Complex, which were acquired on March 5, 2014. The Black Fox Complex constitutes approximately 37% of total assets, 31% of net assets, (22%) of income from mine operations and 9% of net loss of the consolidated financial statement amounts as at and for the quarter ended March 31, 2014.

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

  the ability of the Company to expand production at the San Dimas and Black Fox mines, the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo and the Black Fox Complex, actual results of reclamation activities at the San Dimas and Black Fox mines, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs, the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput,
  that plant, equipment or processes will operate as anticipated, the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine, the Black Fox Complex and the Cerro del Gallo project, the continuation of Mexican tax laws relative to the APA ruling, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver, the ability of the Company to comply with environmental, safety and other regulatory requirements, expectations for the Cerro del Gallo project including the timing of activities to lead to a construction decision,

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

  the completion of development or construction activities, including the construction of the Cerro del Gallo mine, expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation, and the ability of the Company to maintain effective control over financial reporting.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas and Black Fox proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo and Grey Fox projects will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion at San Dimas, exploration and development plans; insufficient capital to complete development and exploration plans; risks associated with developing the Cerro del Gallo and Grey Fox projects; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete proposed tunnels and access routes or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2013 as filed on SEDAR, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

_____________________
Joseph F. Conway
President, CEO and Director